Silverleaf Resorts, Inc.	Exhibit 12.1
Ratio of Earnings to Fixed Charges
For the 5 Years Ending December 31, 2010

	Years Ended December 31,
(in 000's)	2010	2009	2008	2007	2006

Pretax income from continuing operations	$9,037	$9,062	$29,363	$45,102	$37,408
Add back fixed charges, excluding capitalized interest	37,758	30,800	30,128	25,808	22,545
Income, as adjusted	$46,795	$39,862	$59,491	$70,910	$59,953

Fixed charges:
Interest on debt and capitalized leases	$36,085	$29,055	$28,554	$24,610	$21,662
Portion of interest cost capitalized to Inventory	368	861	1,881	2,134	869
Interest element of rentals	1,673	1,745	1,574	1,198	883
Total fixed charges	$38,126	$31,661	$32,009	$27,942	$23,414

Ratio of earnings to fixed charges	1.23	1.26	1.86	2.54	2.56